Filed Pursuant to Rule 433

Registration Statement No. 333-173827

June 13, 2011

WhiteGlove Health, Inc.

On May 2, 2011 WhiteGlove Health, Inc. (formerly known as Whiteglove House Call Health, Inc., and referred to in this filing as “we,” “us,” “WhiteGlove” or the “Company”) filed a Registration Statement on Form S-1 (File No. 333-173827), as amended (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

The article attached as Appendix A (the “Post Article”) was published by the Washington Post on May 9, 2011, contains information about the Company and quotes Robert Fabbio, our President and Chief Executive officer. As described further below under “Post Article Corrections and Clarifications,” the Post Article contains several factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The article attached as Appendix B (the “Examiner Article” and together with the Post Article, the “Articles”) was published by Examiner.com on June 2, 2011 and references a proposed public offering (the “Offering”) of securities of WhiteGlove covered by the Registration Statement The Examiner Article describes the Offering and quotes certain statements made by Michael Cohen, the Vice President of Marketing of the Company, or otherwise attributed to the Company. However, and as described further below under “Examiner Article Corrections and Clarifications,” the Examiner Article contains several factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Articles were not prepared or reviewed by the Company or any other Offering participant prior to publication. The Washington Post and Examiner.com, the publishers of the Articles (the “Publishers”), routinely publish articles on business, entrepreneurs and the healthcare industry. Neither of the Publishers is affiliated with the Company or any Offering participant, and no payment was made nor was any consideration given to either of the Publishers by or on behalf of the Company or any other participant in the Offering in connection with the publication of the Articles.

You should consider statements in the Articles only after carefully evaluating all of the information in the preliminary prospectus contained within the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the risk factors described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

With the exception of statements and quotations attributed directly to Robert Fabbio, Michael Cohen or the Company and not disclaimed below, or derived from the Company’s public filings, the Articles represent the authors’ or others’ opinions and are not endorsed or adopted by the Company or any other Offering participant. Statements in the Articles that are attributed directly to Mr. Fabbio, Mr. Cohen or the Company were not intended and should not be considered as offering material.

Post Article Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•

The Post Article reports that the Company has “600,000 members in three states.” As of March 31, 2011, we had approximately 459,000 individual, employer, and insurance plan members in seven major metropolitan markets (Austin, TX; Boston, MA; Dallas, TX; Fort Worth, TX; Houston, TX; Phoenix, AZ; and San Antonio, TX). In 2010, more than 99% of our members were within our Texas markets. We are currently providing medical care to employees and dependents of approximately 100 employers that are paying us directly for the membership fees and approximately 300 employers whose memberships are paid for through our insurance relationships. We have approximately 19,000 individual and employer members that are paid for directly. In addition, WhiteGlove has entered into capitation agreements with Aetna and

Humana to provide services to approximately 440,000 members of their full risk health insurance plans within our Texas service areas.

•

The Post Article reports that “[c]ompanies pay an annual fee of $300 per member; the covered individuals pay up to $35 to have a WhiteGlove nurse practitioner make a house (or office) call.” As of the date of the Article, our published pricing is $420 per year per person for individuals and $300 per year per person for employers for our Mobile Primary Care Membership Service. Furthermore, for our Mobile Chronic Care Membership Service our published pricing is $420 per year per person for one chronic disease, $600 per year per person for two chronic diseases, and $780 per year per person for three or more chronic diseases, for both individuals and employers.

Examiner Article Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•

The Examiner Article states that the Company “has been called the ‘Costco’ of healthcare.” The Company is a membership based business like Costco or AAA where members have access to products or services, and this statement is intended to compare us to Costco only in that respect.

•

The Examiner Article reports that “employers. . . make up the vast majority of WhiteGlove’s clientele.” As of March 31, 2011, the company had approximately 19,000 enrolled members. Members enrolled through employers made up approximately 45% of our enrolled members.

•

The Examiner Article reports that WhiteGlove employs approximately 100 individuals across seven major metropolitan areas.” As of March 31, 2011, we had 77 employees, including 36 in clinical service delivery (including nurse practitioners), ten in membership support, 12 in business development and marketing, 12 in general and administrative, and seven in information technology and development.

•

The Examiner Article reports that “nearly 600,000 members nationwide (eight percent individual subscriber and 92 percent enrolled through employers) benefit from the company’s services. Employees and dependents of more than 400 companies use WhiteGlove, ranging in size from 4 employees to nearly 3000.” As of March 31, 2011, we had approximately 459,000 individual, employer, and insurance plan members in seven major metropolitan markets (Austin, TX; Boston, MA; Dallas, TX; Fort Worth, TX; Houston, TX; Phoenix, AZ; and San Antonio, TX). In 2010, more than 99% of our members were within our Texas markets. We are currently providing medical care to employees and dependents of approximately 100 employers that are paying us directly for the membership fees and approximately 300 employers whose memberships are paid for through our insurance relationships. We have approximately 19,000 individual and employer members that are paid for directly. Of these approximately 19,000 members, approximately 45% are employer members, approximately five percent enrolled individually and approximately 50% enrolled through our relationships with health insurance companies. In addition, WhiteGlove has entered into capitation agreements with Aetna and Humana to provide services to approximately 440,000 members of their full risk health insurance plans within our Texas service areas.

Forward-Looking Statements

Some of the information in this filing may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “will,” “may,” “believe,” “expect,” “anticipate,” “assume,” “forecast,” “predict,” “intend,” “plan,” “estimate,” “potential,” “continue,” or the negative of those terms or other variations of them or comparable terminology. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties, many of which are beyond our ability to control or predict. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in the preliminary prospectus. The risk factors and other factors noted throughout the preliminary prospectus could cause our actual results to differ materially from those contained in any forward-looking statement. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	our expectations regarding our revenue, expenses, sales, and operations;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to attract and retain individual, employer and private health insurance provider members;

•	our ability to anticipate market needs or develop new or enhanced services to meet those needs;

•	our ability to manage growth and to expand our infrastructure;

•	our ability to establish and maintain intellectual property rights;

•	our ability to manage expansion into new geographic markets;

•	our ability to hire and retain key personnel;

•	our expectations regarding the use of proceeds from the Offering;

•	our ability to successfully identify, manage, and integrate any potential acquisitions; and

•	our anticipated cash needs and our estimates regarding our capital requirements, and our need for additional financing.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that we file with the SEC for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, WhiteGlove, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling WR Hambrecht + Co., LLC toll-free at 800-673-6476; Rodman & Renshaw, LLC at 212-430-1710; Kaufman Bros., L.P. at 212-292-8100, or from WhiteGlove’s website at http://www.housecallhealth.com or the website of WR Hambrecht + Co., LLC at http://www.wrhambrecht.com/ind/auctions/openipo/whch/index.html. You can also request more information by sending an email to info@wrhambrecht.com.

APPENDIX A

When the patient needs a house call

Nobody likes taking time out of a busy day to cool their heels in a doctor’s waiting room. Now you may not have to. Some primary-care practitioners are bringing their black bags directly to home or office, in some cases for as little as $30 to $35 a visit.

Experts agree that house calls are a great convenience, and for seriously ill patients who can’t get to a doctor’s office, they are often invaluable. But unless the practices offering house calls coordinate with patients’ other providers, they may only further splinter an already fragmented health-care system, experts warn.

With 600,000 members in three states — Texas, Massachusetts and Arizona — and plans to enter up to 10 new markets a year, Austin-based WhiteGlove House Call Health is one of the most visible players in the growing field of mobile primary care.

In most cases, the company contracts with employers and insurers to offer its services to employees or plan members. Companies pay an annual fee of $300 per member; the covered individuals pay up to $35 to have a WhiteGlove nurse practitioner make a house (or office) call. (The serivce is available from 8 a.m. to 8 p.m. every day of the year.) Individuals can also sign up with WhiteGlove, for $420 annually and the same $35 fee.

The visit fee also covers any generic prescription medications that are provided. In addition, the nurse practitioner leaves behind a “well kit” with chicken soup, crackers, Tylenol, cough drops, tissues and other incidentals.

Companies like the service because it controls their costs, says Bob Fabbio, WhiteGlove’s chief executive and co-founder. “We’ve turned variable, unpredictable expenses... into a capped event,” he says.

Individuals, of course, like the convenience. When Emily and Moody Alexander’s 14-year-old son Hill developed a fever and sore throat on Easter Sunday, they called WhiteGlove. A nurse practitioner arrived at their Arlington, Tex., home within two hours, did a rapid strep test and pricked his finger to see if Hill had mononucleosis. The test for strep was positive, so the nurse practitioner gave Hill a generic antibiotic on the spot.

“I think it’s the most genius idea,” says Emily Alexander, who would otherwise have had to get her son into a nearby urgent care clinic with a $100 co-payment that day or get him in to see their regular pediatrician the following morning. The Alexander’s insurance company covers visits by WhiteGlove.

While the convenience of a house call has undoubted appeal, some experts say nurse practitioners may miss subtle signs of underlying illness in what seems to be a routine cold or other minor ailment. “They don’t have the same level of academic or hands-on training as a physician,” says Ann O’Malley, a physician and senior researcher at the Center for Studying Health System Change, a think tank based in Washington. In some states, nurse practitioners can work independently of physicians; other states require varying degrees of oversight by physicians. Texas, like Maryland and Virginia, requires some degree of doctor supervision over nurse practitioners; the District does not.

The other area that experts flag as worrisome has to do with the importance of coordinating a patient’s medical care.

Health-policy experts agree that everybody needs a medical home, a primary-care practice that helps ensure that patients get routine and preventive care and that acts as a hub for care coordination with other providers when necessary. This is particularly important for people with such chronic conditions as diabetes who may see a number of specialists in addition to their primary-care provider.

WhiteGlove provides many wellness services, from back-to-school physicals to vaccinations, and it’s moving into chronic disease management as well. “We aim to serve as our members’ primary- and chronic-care provider, for the scope of care we provide,” says Fabbio.

The company doesn’t routinely coordinate members’ care, however, or pass along information to other providers unless requested to do so by a member, he says.

Emily Alexander says she has no plans to use WhiteGlove for regular primary care for her six kids. In fact, if her son got strep again or something else that she thought ought to be followed by a doctor, she would take him to see their regular pediatrician, she says.

One of the challenges for patients is that house-call practices vary widely and patients may not know what to expect, says Constance Row, executive director of the American Academy of Home Care Physicians.

Many providers now doing house calls see only the sickest Medicare beneficiaries, those who are unable to get to a doctor’s office. Medicare pays for these visits because they’re considered medically necessary. At the other end of the spectrum are “concierge” practices whose doctors are available 24/7 to patients who can afford to pay thousands of dollars a year for services that may include house calls.

The key is to understand what a house-call practice does and doesn’t do, says Row. Since it may not be clear how a service handles important things such as care coordination and follow-up, the crucial advice for consumers is simple: Ask.

This column is produced through a collaboration between The Post and Kaiser Health News. KHN, an editorially independent news service, is a program of the Kaiser Family Foundation, a nonpartisan health-care-policy organization that is not affiliated with Kaiser Permanente. E-mail: questions@kaiserhealthnews.org

APPENDIX B

WhiteGlove House Call Health’s innovative care solution soars

In seven markets including Houston, WhiteGlove House Call Health brings mobile, fixed-cost primary care to patients at an affordable rate and within 24 hours. Founded by serial entrepreneur Bob Fabbio, WhiteGlove’s take on “concierge” care focuses on access, affordability, quality and timeliness. Nurse practitioners visit members at their home or workplace to provide primary or chronic care services.

The company has been called the “Costco” of healthcare because of its simple membership-based structure. Employers or individuals sign up for the service through an annual membership fee and each visit is a fixed rate of $35. Nurses are on call 365 days a year, from 8 am to 8 pm. WhiteGlove doesn’t bill insurance providers for either individual visits or generic prescriptions; both are included in the $35 rate.

“WhiteGlove’s innovative business model enables employers to break their health care cost trend, and actually lower and cap health care costs,” said Michael Cohen, VP of Marketing.

WhiteGlove is expanding nationally and has seen triple digit growth over the last few years. Fabbio’s vision for the company started after a personal health care experience where he spent more than half a day visiting his doctor’s office, diagnostic lab, pharmacy, and grocery store.

“He was struck by the inefficiency of it all and determined there must be a better way,” Cohen said.

The outcome: Fabbio designed a way to bring health care directly to the consumer, more efficiently and at a more affordable rate. After organizing a team of seasoned health care professionals as well as highly effective veterans of the insurance and high-tech industries, WhiteGlove was born.

Cohen attributes the company’s success to the determination and “can-do” spirit of its management team.

“[Fabbio] assembled the sharpest, most effective group of individuals he could find, and together they have accomplished what many said couldn’t be done – they created a new health care delivery system that makes health care more efficient and more affordable,” Cohen added.

Business development is a key element to WhiteGlove’s success. The employers who make up the vast majority of WhiteGlove’s clientele often save thousands in claims dollars and prevent hundreds of business disruptions due to employee absenteeism. WhiteGlove maintains high customer satisfaction, considering itself a service company not a healthcare company - that helps the company seek and secure new business, which is at the core of the company’s growth strategy.

WhiteGlove employs approximately 100 individuals across seven major metropolitan markets, including more than 40 licensed nurse practitioners. Nearly 600,000 members nationwide (eight percent individual subscribers and 92 percent enrolled through employers) benefit from the company’s services. Employees and dependents of more than 400 companies use WhiteGlove, ranging in size from 10 employees to 3000. WhiteGlove currently provides services in Austin, TX, Dallas, TX, Fort Worth, TX, Houston, TX,
San Antonio, TX, Phoenix, AZ and Boston, MA metropolitan areas, with plans to expand to Nashville, TN this year.

On May 2, 2011, WhiteGlove filed a registration statement for a proposed initial public offering.